ROBIN S. YONIS
Vice President
Fund Advisor General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
VIA EDGAR
Mr. Dominic Minore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Pacific Life Funds File Nos. 333-61366 and 811-10385
Dear Mr. Minore:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on November 17, 2010 concerning post-effective amendment No. 63 (“PEA No. 63”) to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on September 22, 2010 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Trust’s responses.
PL Income Fund (the “Fund”):
1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: (1) In the investment goal, capital appreciation is of secondary importance; please explain in the principal investment strategies section how the fund seeks to attain capital appreciation, and (2) if the fund can invest in non-income producing bonds, please clarify how it would meet its investment goal.

Response: The prospectus disclosure has been amended accordingly.

3.	Comment: In the fee table, since no acquired fund fees and expenses are presented, please confirm in the response letter that you expect them to be less than 1%.

Response: We confirm that we expect the acquired fund fees and expenses to be less than 1%, as such this information is not presented as a separate line item in the fee table.

4.	Comment: Please explain in the response letter why there is a difference in the “other expenses” presented in the fee table for Class A shares versus Class I shares.

Response: The “Other Expenses” numbers include the administration fee paid by each share class, which is described on page 11 of the prospectus that was filed in PEA No. 63. The administrative fee for Class A shares is 0.30% and 0.15% for Class I shares.

5.	Comment: Regarding footnote number two to the fee table, regarding the expense cap, please (1) file the expense cap agreement as an exhibit in the Rule 485(b) filing, (2) add language to the footnote regarding recoupment, if any, and (3) confirm in the response letter that all expenses not covered by the expense reimbursement agreement are included in “total annual fund operating expenses” in the fee table after the expense reimbursement.

Response: (1) The expense reimbursement agreement will be filed in the Rule 485(b) filing, (2) the prospectus disclosure was amended accordingly, and (3) we confirm that all expenses not covered by the expense reimbursement agreement are included in “total annual fund operating expenses” in the fee table after the expense reimbursement.

6.	Comment: In the principal investment strategies section, with respect to the average credit quality weighting, either delete the reference to this item or include examples of estimated breakdowns of assets by credit quality needed to meet this statement.

Response: The statement regarding average credit quality has been removed.

7.	Comment: In Item 9, please consider adding either the maximum percentage, if any, that can be invested in emerging market issuers or state that it is a non-principal investment.

Response: Based on instruction 3 to Item 9(b)(i) of Form N-1A, the principal investment strategy section of the statutory prospectus has been amended to clarify that investments in issuers of non-U.S. entities denominated in U.S. dollars will principally be in developed markets.

8.	Comment: In the investment strategies section of the summary, please add a plain English definition of duration.

Response: The prospectus disclosure has been amended accordingly.

9.	Comment: Please clarify the last part of the lead-in paragraph to the principal risks section of the summary, to say “all principal risks and other “non-principal risks”.

Response: The prospectus disclosure has been amended accordingly.

10.	Comment: Please update the fund performance section of the summary prospectus to state that the Fund will provide performance information that will give some indication of the risks of a fund, which will give a broad measure, when it has performance to disclose (per Form N-1A instruction 1(b), to Item 4(b)(2)(i).

Response: The prospectus disclosure has been amended accordingly.

11.	Comment: (1) Please move the italicized language in the 2nd paragraph on page 5 of the prospectus, in the “purchase and sale of shares”, outside of the summary, and (2) please explain the differences between or clarify the terms “authorized designee”, “designee” and “intermediary” in the prospectus (pages 18 and 20) and SAI (page 56) and add disclosure into the prospectus to inform an investor to seek clarification from their financial intermediary regarding the handling of a purchase or sale request by a party that has not been designated an “authorized designee” of the Fund.

Response: The prospectus and SAI have been amended accordingly, as applicable.

12.	Comment: Because the Fund is new, in the summary tax information section, please state “may” instead of “will”.

Response: The prospectus disclosure has been amended accordingly.

13.	Comment: In the investment strategies section of Item 9, page 6, (1) in the 2nd sentence, regarding U.S. government securities, please delete the word “include” and replace it with “consist of” or “are”, (2) in the third paragraph, where it states “other investment strategies that may be employed by the fund”, please add “...may also invest non-principally as follows”, (3) briefly add an explanation on floating rate loans, and (4) with respect to derivatives, please explain how they will be used per the SEC’s July 30, 2010 letter to the ICI on Derivatives-Related Disclosures by Investment Companies.

Response: The prospectus disclosure has been amended accordingly.

14.	Comment: Clarify the language in the telephone authorization section regarding an oral order being denied to explain how redemption orders can be processed otherwise.

Response: We understand the nature of your comment, and information on selling shares is expressed elsewhere in the prospectus. However, in light of your comment, language has been added into the telephone section informing shareholders that they will be informed immediately if their request cannot be processed over the telephone.

15.	Comment: In the 2nd paragraph of the additional investment policies of the fund section of the SAI, please remove the reference to 5%.

Response: The reference to 5% has been removed and the applicable SAI language has been clarified.

16.	Comment: In the diversification section on page 1 of the SAI, please change “considered” to “classified” and delete “generally”.

Response: The SAI disclosure has been amended accordingly.

17.	Comment: (1) In the SAI on page one, at the end of the Diversification section, and on page 36, under fundamental investment restriction number two, we note that you may want to add “and securities of other investment companies” at the end (per section 5(b)-1), and (2) in the “investing in other investment company securities” section of the SAI, last paragraph, delete the underlying fund reference.

Response: The SAI disclosure has been amended accordingly.

18.	Comment: In the SAI on page 6, under CMO residuals section, please explain in the 3rd paragraph, that CMO residuals are risky, volatile investments and are typically unrated.

Response: The SAI disclosure has been amended accordingly.

19.	Comment: In the SAI on page 10, in the participation on creditor committees section, consider whether participation could expose the fund to more liability or expanded liability beyond the fund’s investment in that financially troubled issuer, and if so, please consider adding disclosure.

Response: The SAI disclosure has been amended accordingly.

20.	Comment: In the SAI on page 19, if there is no limitation on repurchase agreements having seven days or less to maturity, this should be noted.

Response: A repurchase agreement with seven days or less remaining to maturity is not subject to the 15% limitation (as described in the SAI), however, depending on the circumstances, in accordance with SEC guidance, such agreement could be determined to be illiquid.

21.	Comment: In the SAI on page 19, in the borrowing section: (1) please move “including reverse repurchase agreements” after “the total amount of all money borrowed” and clarify that borrowing may be “secured or” unsecured.

Response: The SAI disclosure has been amended accordingly.

22.	Comment: In the SAI on page 19, in the borrowing section, please add a 5% limitation on the use of short-term credit if such use of short-term credit is not part of the 33 1/3% limitation per Section 18(g).

Response: The SAI disclosure has been amended accordingly.

23.	Comment: In the SAI on page 20, in the loans of fund securities section, if Pacific Life Funds has a securities lending program, please note here whether revenue sharing, if there is a loss, that the fund, not the lending agent, bears brunt of loss with respect to reinvestment of capital, and that the fund may incur losses.

Response: Pacific Life Funds does not have a securities lending program and as such applicable language has been deleted.

24.	Comment: In the SAI on page 37, (1) in the fundamental policy regarding lending, (v), delete the reference to reverse repurchase agreements, since that would be borrowing as opposed to lending, and (2) with respect to purchasing securities on margin, open end funds are not allowed to purchase securities on margin, and would constitute a senior security in violation of section 18. Please delete all references to the ability to purchasing securities on margin— excluding futures margin (variation).

Response: (1) The SAI disclosure has been amended accordingly, and (2) we understand and are in agreement with the main point of your comment. However, we believe that the language as drafted throughout the registration statement appropriately describes the fund’s limited ability to purchase on margin. We note that the SAI only discusses purchasing on margin in the section entitled, “Futures Contracts and Options on Futures Contracts.”
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter please contact me or Alison Ryan of Dechert at 949-442-6006.
Sincerely,
/s/ Robin S. Yonis
cc: Alison Ryan, Dechert